                      UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.

                      SCHEDULE 13D

        Under the Securities Exchange Act of 1934
                   (Amendment No. 2)

               CHICAGO DOCK & CANAL TRUST
                     (Name of Issuer)

               COMMON STOCK, NO PAR VALUE
               (Title of Class of Securities)

                         167339100
                     (CUSIP Number)

                   Rodd M. Baxter, Esq.
                      Cowen & Company
                     Financial Square
                  New York, New York 10005
                      (212) 495-5618
(Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications)

                       October 14, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [X]

Check the following box if a fee is being paid with the statement
[   ].

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                       SCHEDULE 13D

Cusip No. 167339100

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cowen & Company
     13-5616116

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
          (a) [   ]
          (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)

     PF, 00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
          [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

   NUMBER OF SHARES        7. SOLE VOTING POWER          38,200
BENEFICIALLY OWNED BY EACH
 REPORTING PERSON WITH     8. SHARED VOTING POWER       135,900

                           9. SOLE DISPOSITIVE POWER     38,200

                          10. SHARED DISPOSITIVE POWER  138,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 176,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

          [    ]


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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.05%

14.  TYPE OF REPORTING PERSON (See Instructions)

          BD, IA, PN

                       SCHEDULE 13D

Cusip No. 167339100

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cowen Incorporated

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
          (a) [   ]
          (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)

     AF, 00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
          [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

   NUMBER OF SHARES        7. SOLE VOTING POWER          38,200
BENEFICIALLY OWNED BY EACH
 REPORTING PERSON WITH     8. SHARED VOTING POWER       135,900

                           9. SOLE DISPOSITIVE POWER     38,200

                          10. SHARED DISPOSITIVE POWER  138,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 176,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

          [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.05%

14.  TYPE OF REPORTING PERSON (See Instructions)

          CO

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                                    SCHEDULE 13D

Cusip No. 167339100

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph M. Cohen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
          (a) [   ]
          (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)

     AF, 00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
          [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

   NUMBER OF SHARES        7. SOLE VOTING POWER          38,200
BENEFICIALLY OWNED BY EACH
 REPORTING PERSON WITH     8. SHARED VOTING POWER       135,900

                           9. SOLE DISPOSITIVE POWER     38,200

                          10. SHARED DISPOSITIVE POWER  138,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 176,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

          [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.05%

14.  TYPE OF REPORTING PERSON (See Instructions)

          IN

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     This statement amends and supplements the information set
forth in the Schedule 13D Amendment No. 1 filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on August 30, 1996 and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Not Applicable

Item 5. Interest in Securities of the Issuer.

     Paragraphs (a)-(c) of Item 5 are revised and amended in their entirety as set forth below:

     (a)-(b) As of the date hereof, the aggregate number and percentage of outstanding Shares beneficially owned by Cowen, Cowen Incorporated (in its capacity as the sole general partner of Cowen) and Mr. Cohen (in his capacity as the Voting Trustee), including the number of Shares as to which they have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth as follows:

Aggregate number of shares beneficially owned:
     176,900

Number of shares with sole power to vote:
     38,200

Number of shares with shared power to vote:
     135,900

Number of shares with sole power to dispose:
     38,200

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Number of shares with shared power to dispose:
     138,700

     Cowen shares voting and dispositive power as to 135,900 and 138,700 Shares, respectively, with certain clients of Cowen Asset Management, a division of Cowen. In the regular course of its business, Cowen Asset Management manages securities held in the investment managements account of its clients. None of these clients individually own beneficially more than five percent of the outstanding Shares.

     As of December 31, 1996, the number of Shares outstanding, as reported by the Trust in its Quarterly Report on Form 10-Q, was 5,786,000. The number of Shares beneficially owned by the Reporting Persons represents 3.05% of the outstanding Shares.

     None of Messrs. Greenberger and Merritt has any beneficial ownership in any Shares.

     (c) Within the sixty (60) days prior to October 14, 1996, through January 6, 1997, Cowen effected on behalf of itself and its clients with market makers in the Shares the following sales of the Shares for its clients, investment management accounts:

           Sale Date     Number of Shares       Per Share Price
           10/14/96      100,000                 20 1/4
           10/15/96       28,000                 20 1/4
           10/25/96       13,200                 20 1/4
           10/28/96       70,000                 20 1/4
            11/8/96        2,000                 20 1/2

     (d) Clients of Cowen having Shares held in their investment management accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares. None of such clients have any interest relating to more than five percent of the Shares.

     (e) Reporting persons ceased to be the beneficial owner of more than 5% of the class of shares on October 15, 1996.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Agreement is true, complete and correct.

Date: January 8, 1997

COWEN & COMPANY

By:  COWEN INCORPORATED
     Its General Partner

By:  /s/ David Sarns
     Name: David Sarns
     Title: Managing Director

COWEN INCORPORATED

By:  /s/ David Sarns
     Name: David Sarns
     Title: Managing Director

/s/ Joseph M. Cohen
Joseph M. Cohen